Exhibit 21.1

“List of Subsidiaries”

The following are the names, jurisdiction of organization and percentage ownership by the Company of each Subsidiary.

		COMPANY
	JURISDICTION OF	OWNED BY
	INCORPORATION	PERCENTAGE

Equipment Sales and Services, Inc.	Florida	100%

MagneGas Welding Supply, LLC	Delaware	100%

MagneGas Real Estate Holdings, LLC	Delaware	100%

MagneGas Energy Solutions, LLC	Delaware	100%

MagneGas IP, LLC	Delaware	100%

MagneGas Production, LLC	Delaware	100%